JD 3/20

[redacted]

14048875

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JFD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

343 MILLBURN AVENUE, SUITE 202
(No. and Street)

MILLBURN	NEW JERESY	07041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY BRIGANTE 973-533-8723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GPCD PARTNERS, LLC
(Name – *if individual, state last, first, middle name*)

1420 WALNUT STREET, SUITE 1012, PHILADELPHIA, PA 19102-4010
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014

FOR OFFICIAL USE ONLY
Washington, DC 124

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/14

OATH OR AFFIRMATION

I, ANTHONY BRIGANTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JFD SECURITIES, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF COMPLIANCE OFFICER

Title

Notary Public

TERESA SAPONARA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Jan. 21, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. None
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JFD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

JFD SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

CONTENTS

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070

www.gpcdcpa.com

To the Board of Directors
JFD Securities, Inc.
Millburn, New Jersey

We have audited the accompanying statement of financial statements of JFD Securities, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JFD Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

GPCD Partners, LLC

GPCD PARTNERS, LLC
Philadelphia, Pennsylvania
February 10, 2013

JFD SECURITIES, INC.
Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$ 167,620
Deposits with clearing organizations and others	100,286
Receivables from broker-dealers and clearing organizations	65,062
Prepaid expenses	5,413
Furniture and equipment, at cost, less accumulated depreciation of $21,536	3,503
Security deposit	8,540
Total assets	$ 350,424

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 16,776
Total liabilities	16,776
Stockholders' equity:	
Common stock, $.05 par value authorized and issued 2,000 shares	100
Additional paid-in capital	135,900
Retained earnings	197,648
Total stockholders' equity	333,648
Total liabilities and stockholders' equity	$ 350,424

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2013

Revenue:	
Commission	$ 805,968
Interest	501
Total revenue	806,469
Expenses:	
Compensation	
Officer's	53,734
Staff	324,044
Payroll taxes	34,417
Employee benefits	37,611
Floor brokerage, exchange, and clearance fees	48,674
Errors	2,328
Commissions broker-dealer	9,557
Communications and data processing	91,793
Contributions	2,979
Depreciation	2,296
Dues	13,701
Insurance	6,260
Occupancy costs	30,445
Office expenses	8,300
Other expense	2,778
Professional fees	41,809
Taxes and licenses	1,670
Travel and entertainment	45,445
Vehicle costs	30,650
	788,491
Net income (loss)	$ 17,978

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance, January 1, 2013	$ 100	$ 100,900	$ 179,670
Net income			17,978
Shareholder contributions		35,000	
Shareholder distributions			
Balance, December 31, 2013	$ 100	$ 135,900	$ 197,648

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net income (loss)	$ 17,978
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,296
(Increase) decrease in operating assets:	
Deposits with clearing organizations and others	(54)
Net receivable from broker-dealers and clearing organizations	(22,956)
Other	4,008
Rounding	(4)
Increase (decrease) in operating liabilities:	
Payables and accruals	(37,716)
Net cash provided by operating activities	(36,448)
Cash flows from financing activities:	
Shareholder contribution	35,000
Net cash provided by financial activities	35,000
Decrease in cash	(1,448)
Cash, beginning of year	169,068
Cash, end of year	$ 167,620
Supplemental cash flows disclosures	
Income tax payments	$ 1,480
Interest payments	$ 158
Non-cash financing activity	$ -0-

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Notes to the Financial Statements
December 31, 2013

NOTE 1 ORGANIZATIONS AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the United States Securities and Exchange Commission (SEC) and is a SEC registered Broker-Dealer, FINRA, NASDAQ-OMX and SIPC Member. The Company is a member of the National Association of Securities Dealers (NASDAQ). JFD is a New Jersey Company which has an office in New Jersey. It conducts all business transactions in its New Jersey office.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company transacts its business for other broker-dealers. Transactions are generally through clearing companies or in the name of the customer's broker-dealer. Fees generated by these transactions are remitted to the Company. The Company does not collect funds and securities, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, the Company is exempt from Rule 15c 3-3 of the Securities Act of 1934.

Basis of accounting

The Company prepares its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America and reflect practices appropriate to the industry in which the Company operates.

Securities transactions

See "Basis of Presentation." Receivables from, and payables to, clearing agents represent balances arising from transaction fees from executions.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during he reported period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company maintains its funds in a commercial bank. Liquid debt instruments purchased with an initial maturity of three months or less would be considered cash and cash equivalents.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Owned

None

Collateralized Agreements

None

Offsetting of Amounts Related to Certain Contracts

None

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid items, with original maturities of less than three months.

Property and Equipment

Property and equipment are carried at cost.

Commissions

The Company generates commissions from executing and clearing client transactions on stock and options markets. Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Income taxes

The Company filed an election with the Internal Revenue Service to be treated as an "S" Corporation. Under "S" Corporation status, the income and related tax liability passes directly to the stockholder.

NOTE 3 FAIR VALUE

The dollar amount is insignificant; therefore this has not been applied; however, the significant assets are considered level one assets.

NOTE 4 NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum net capital must be at least $100,000. At December 31, 2013, the Company's "aggregate indebtedness" and "net capital" (as defined) were $16,776 and $251,130, respectively, and its aggregate indebtedness to net capital ratio was .0668 to 1.0.

The Company is exempt from both the computation of reserve requirements (Rule 15c3-3) and the possession or control requirements (Rule 15c3-3, Exhibit A) because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 5 RETIREMENT AND PROFIT SHARING PLANS

401K

The Company has initiated a 401K plan for its employees. Under the plan, employees may withhold a percentage of their pay, as deferred pay, to the maximum allowed by the internal revenue rules and regulations. The Company matches their contributions to a maximum of 3% of gross wages. The Company contributed $7,458 during the year ended December 31, 2013.

Profit Sharing Plan

The Company has initiated a profit sharing plan. No contributions were made under this plan during the year ended December 31, 2013.

NOTE 6 CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

JFD SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Net capital:	
Total stockholders' equity	$ 333,648
Less other deductions	0
	333,648
Less non-allowable	
Receivables from broker-dealers, non current	65,062
Fixed assets, net	3,503
Security deposit	8,540
Prepaid expenses	5,413
	82,518
Net capital before haircuts in securities position and undue concentrations	251,130
Less haircuts and undue concentrations money market funds	-
Net capital	$ 251,130
Total aggregate liabilities from financial statements	$ 16,776
Adjustments	0
Adjusted aggregate liabilities	$ 16,776
Computation of basis net capital requirement	
Minium net capital required:	
Calculation	$ 1,118
Dollar requirement	100,000
Net capital requirement	100,000
Excess net capital	151,130
Excess net capital at 1500 percent	151,130
Excess net capital at 1000 percent	131,130
Ratio: Aggregate indebtedness to net capital	.0668 to 1
Reconciliation with Company's computation:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 251,130
Difference	$ -0-

JFD SECURITIES, INC.
Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

JFD Securities, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. JFD Securities, Inc. clears all of its trading activities through another broker -dealer. They are Bank of America T/Merrill, Lynch, Pierce, Fenner & Smith, Inc.

Net capital	$ 251,130
Minimum net capital required:	
Calculation	1,118
Dollar requirement	100,000
Net capital requirement	100,000
Excess net capital at 1500 percent	151,130
Excess net capital at 1000 percent	131,130
Reconciliation with Company's calculation:	
Net capital, included in Part II of Form X-17A-5 as of December 31, 2013, as reported in Company's Part II (unaudited) FOCUS report	$ 251,130
Difference	$ 0

Note: There was no difference.

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070

www.gpcdcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
JFD Securities, Inc.

In planning and performing our audit of the financial statements of JFD Securities , Inc. ("the Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(1)(11) and the reserve required by Rule 15d3-3(d). We did examine the monthly focus reports to verify the Company was in capital requirement compliance.
2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of difference required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control structure that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GPCD Partners, LLC

GPCD PARTNERS, LLC
Philadelphia, Pennsylvania
February 10, 2014

JFD SECURITIES, INC.
SPECIAL REPORT
RECONCILIATION
TO SECURITIES INVESTOR
PROTECTION CORPORATION (SIPC)
YEAR ENDED DECEMBER 31, 2013

JFD SECURITIES, INC.
SPECIAL REPORT - RECONCILIATION TO SIPC
YEAR ENDED DECEMBER 31, 2013

CONTENTS

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070

www.gpcdcpa.com

Board of Directors
JFD Securities, Inc.
343 Millburn Avenue, Suite 202
Millburn, New Jersey 07041

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by JFD Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating JFD Securities, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). JFD Securities, Inc.'s management is responsible for the JFD Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, which were the Company's copy of the check and the posting in the general ledger.
2. Compared the amounts reported on the audited Form X17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting an immaterial difference as shown on page three.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments, any differences noted were immaterial.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment, if any. Any differences noted were immaterial.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There were no overpayments applied to the current assessment; and as a result, no differences. There was an over-accrual which was considered immaterial and not adjusted, although it resulted in an overpayment for the current year.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express an opnion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

GPCD Partners, LLC

GPCD PARTNERS, LLC
Philadelphia, Pennsylvania
February 14, 2013

JFD SECURITIES, INC.
RECONCILIATION AUDITED STATEMENT TO SIPC FORM 7
YEAR ENDED DECEMBER 31, 2013

	Total Revenue	Commissions Floor Brokerage Clearance
Per Audited Report for Year	$ 805,968	$ 48,674
Per SIPC 7	805,971	48,674
Difference	3	$ 0
Net over-reported revenue	3	
Net under-reported expense	$ -	
Summary:		
Over-reported revenue	$ 3	
Under-reported expenses	-	
Net over-reported	$ 3	

JFD SECURITIES, INC.
GENERAL ASSESSMENT CALCULATION
YEAR ENDED DECEMBER 31, 2013

Revenue		$ 805,968
Expenses		48,674
SIPC Net Operating		757,294
General Assessment @ .0025		1,893
Paid:		
August 2, 2013	$ 936	
Due Per Report	786	
Credit, Overpayment 2012	150	
		$ 1,872
Amount Due		$ 21